Exhibit 99.3
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Kevin McArthur	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer
Vancouver, Canada
March 10, 2008
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the accompanying consolidated balance sheets of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, cash flows, shareholders’ equity and accumulated other comprehensive income for each of the three years in the period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments – Recognition and Measurement, 3861 — Financial Instruments – Disclosure and Presentation and 3865 — Hedges, effective January 1, 2007.
On March 10, 2008, we reported separately to the Shareholders of Goldcorp Inc. that we have also audited, in accordance with Canadian generally accepted auditing standards, consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2008
36     |     GOLDCORP

Management’s Report on Internal Control over Financial Reporting
Management of Goldcorp Inc is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Goldcorp’s assets;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.
We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 27% of revenues and 35% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2007.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal controls over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2007, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2007, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

Kevin McArthur	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer
Vancouver, Canada
March 10, 2008
GOLDCORP     |     37

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited, (“Alumbrera”) in which it holds a 37.5% interest, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 27% of revenues, and 35% of net earnings of the consolidated financial statement amounts of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 10, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 - Equity, 3855 — Financial Instruments – Recognition and Measurement, 3861 — Financial Instruments – Disclosure and Presentation and 3865 — Hedges.

Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2008
38     |     GOLDCORP

Consolidated Statements of Earnings
Years Ended December 31
(US dollars in millions, except for share and per share amounts)

	Note	2007	2006	2005

Revenues		$2,206.8	$1,649.4	$896.4

Operating expenses		953.8	613.1	304.0
Depreciation and depletion		465.1	304.3	135.3

Earnings from mine operations		787.9	732.0	457.1

Corporate administration[1]		132.9	83.0	43.9
Exploration		42.7	27.6	8.0
Write-down of mining interests	4(b)	—	174.7	—

Earnings from operations		612.3	446.7	405.2

Other income (expense)
Interest and other income		20.5	17.9	5.6
Interest expense and finance fees		(44.7)	(44.8)	0.1
Share of income of equity investee		0.1	—	—
(Loss) gain on foreign exchange		(49.4)	5.3	0.5
Non-hedge derivative loss	15	(23.5)	(4.1)	—
Gain (loss) on securities, net		5.5	(5.0)	10.2
Gain on sale of mining interests	4(a) &(b)	51.0	—	—
Gain on sale of shares in subsidiary	18(a)	—	109.8	—
Dilution gains	18(a) & (b)	10.0	63.8	18.7

		(30.5)	142.9	35.1

Earnings from continuing operations before taxes and non-controlling interests		581.8	589.6	440.3
Income and mining taxes	13	(160.3)	(153.2)	(142.4)
Non-controlling interests	18	(46.1)	(35.8)	(12.2)

Net earnings from continuing operations		375.4	400.6	285.7
Net earnings from discontinued operations	6	84.7	7.7	—

Net earnings		$460.1	$408.3	$285.7

[1] Stock option expense (a non-cash item) included in Corporate administration	19(b) & (c)	$41.2	$22.7	$13.9

Earnings per share from continuing operations
Basic		$0.53	$0.92	$0.91
Diluted	19(e)	0.53	0.91	0.83

Earnings per share
Basic		$0.65	$0.94	$0.91
Diluted	19(e)	0.65	0.93	0.83

Weighted-average number of shares outstanding (in thousands)
Basic		704,868	435,189	314,292
Diluted	19(e)	708,720	441,264	345,394
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     39

Consolidated Balance Sheets
At December 31
(US dollars in millions)

	Note	2007	2006

Assets
Cash and cash equivalents	20	$510.8	$526.3
Restricted cash	7	—	65.0
Marketable securities	8	25.8	14.9
Accounts receivable		154.5	65.0
Income and mining taxes receivable		43.3	—
Future income and mining taxes	13	10.7	18.0
Inventories and stockpiled ore	9	191.4	137.7
Other		15.3	13.7
Current assets of discontinued operations	6	—	42.8

Current assets		951.8	883.4
Mining interests	10	16,452.8	15,022.3
Goodwill	10	815.6	1,340.2
Silver interests	11	385.3	346.5
Stockpiled ore	9	76.2	75.7
Investments	8	228.0	134.0
Other	12	42.5	56.3
Non-current assets of discontinued operations	6	—	107.5

		$18,952.2	$17,965.9

Liabilities
Accounts payable and accrued liabilities		$277.3	$212.3
Income and mining taxes payable		—	100.1
Current portion of long-term debt	14	28.6	135.0
Current derivative instrument liability	15	15.5	—
Current liabilities of discontinued operations	6	—	18.2

Current liabilities		321.4	465.6
Derivative instrument liability	15	—	6.1
Income and mining taxes payable		33.5	19.6
Future income and mining taxes	13	3,858.3	3,576.5
Long-term debt	14	1,036.3	790.0
Reclamation and closure cost obligations	16	261.3	214.0
Other		13.2	13.1
Non-current liabilities of discontinued operations	6	—	51.5

		5,524.0	5,136.4

Non-controlling interests	18	449.6	354.5

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	19	11,930.4	11,825.8

Retained earnings		890.1	547.3
Accumulated other comprehensive income		158.1	101.9

		1,048.2	649.2

		12,978.6	12,475.0

		$18,952.2	$17,965.9

Commitments and contingencies (note 23), Subsequent event (note 26)
Approved by the Board of Directors:

Kevin McArthur, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.
40     |     GOLDCORP

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in millions)

	Note	2007	2006	2005

Operating Activities
Net earnings from continuing operations		$375.4	$400.6	$285.7
Reclamation expenditures	16	(12.0)	(6.4)	(3.6)
Items not affecting cash
Depreciation and depletion		465.1	304.3	135.3
Non-hedge derivative loss	15	3.6	4.1	—
(Gain) loss on securities, net		(5.5)	5.0	(10.2)
Share of income of equity investee		(0.1)	—	—
Future income and mining taxes	13	(43.3)	(62.7)	7.1
Stock option expense	19(b) & (c)	41.2	22.7	13.9
Non-controlling interests	18	46.1	35.8	12.2
Dilution gains	18(a) & (b)	(10.0)	(63.8)	(18.7)
Write-down of mining interests	4(b)	—	174.7	—
Gain on sale of shares in subsidiary	18(a)	—	(109.8)	—
Gain on sale of mining interests	4(a) &(b)	(51.0)	—	—
Unrealized foreign exchange loss and other		55.2	2.6	(2.9)
Change in non-cash working capital	20	(214.0)	56.6	47.0

Cash provided by operating activities of continuing operations		650.7	763.7	465.8

Cash provided by (used in) operating activities of discontinued operations	6	73.2	(2.7)	—

Investing Activities
Acquisitions, net of cash acquired	4(a), 20	(204.9)	(1,549.2)	62.4
Mining interests		(871.4)	(472.2)	(277.5)
Silver interests	11	(57.7)	(285.4)	—
Proceeds from sale of investments		42.5	7.8	36.0
Proceeds from disposition of mining interests/sale of shares in subsidiary	4(b), 18(a)	216.9	189.0	—
Purchase of securities		(49.8)	(98.9)	(41.8)
Decrease (increase) in restricted cash	7	65.0	(65.0)	—
Other		1.8	(0.7)	—

Cash used in investing activities of continuing operations		(857.6)	(2,274.6)	(220.9)

Cash used in investing activities of discontinued operations	6	(5.2)	(0.9)	—

Financing Activities
Long-term debt borrowings		1,406.0	1,465.0	—
Long-term debt repayments		(1,266.1)	(620.0)	—
Common shares issued, net		70.0	527.5	44.0
Dividends paid to common shareholders		(126.9)	(79.1)	(151.0)
Shares issued by subsidiaries to non-controlling interests		39.4	185.0	86.7
Other		—	—	(1.2)

Cash provided by (used in) financing activities		122.4	1,478.4	(21.5)

Effect of exchange rate changes on cash and cash equivalents		1.0	0.2	5.4

(Decrease) increase in cash and cash equivalents		(15.5)	(35.9)	228.8
Cash and cash equivalents, beginning of year		526.3	562.2	333.4

Cash and cash equivalents, end of year		$510.8	$526.3	$562.2

Supplemental cash flow information (note 20)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     41

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands)

						Accumulated
						Other
			Share			Compre-
	Common Shares		Purchase	Stock	Retained	hensive
	Shares	Amount	Warrants	Options	Earnings	Income	Total

At January 1, 2005	189,980	$363.3	$16.1	$7.3	$83.4	$107.7	$577.8
Issued pursuant to Wheaton acquisition (note 5(d))	143,771	1,887.4	290.8	30.8	—	—	2,209.0
Stock options exercised and restricted share units issued/cancelled	2,556	32.2	—	(7.6)	—	—	24.6
Share purchase warrants exercised	3,335	39.8	(20.1)	—	—	—	19.7
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	14.0	—	—	14.0
Share issue costs	—	(0.2)	—	—	—	—	(0.2)
Dividends declared	—	—	—	—	(151.0)	—	(151.0)
Unrealized loss on translation of non-US dollar denominated operations	—	—	—	—	—	(5.8)	(5.8)
Net earnings	—	—	—	—	285.7	—	285.7

At December 31, 2005	339,642	2,322.5	286.8	44.5	218.1	101.9	2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 5(a))	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 5(c))	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	11,663.5	42.1	120.2	547.3	101.9	12,475.0
Changes in accounting policies (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	11,663.5	42.1	120.2	556.9	144.1	12,526.8
Stock options exercised and restricted share units issued	4,812	109.1	—	(36.0)	—	—	73.1
Share purchase warrants exercised	14	0.2	(0.1)	—	—	—	0.1
Fair value of stock options and restricted share units issued and vested	—	—	—	31.4	—	—	31.4
Dividends declared	—	—	—	—	(126.9)	—	(126.9)
Net earnings	—	—	—	—	460.1	—	460.1
Other comprehensive income	—	—	—	—	—	14.0	14.0

At December 31, 2007	708,351	$11,772.8	$42.0	$115.6	$890.1	$158.1	$12,978.6

Shareholders’ Equity (note 19)
The accompanying notes form an integral part of these consolidated financial statements.
42     |     GOLDCORP

Consolidated Statement of Comprehensive Income
(US dollars in millions)

2007

Net earnings	$460.1
Other comprehensive income:
Gain on available-for-sale securities, net of tax recovery of $7.8 million (note 8)	36.4
Reclassification adjustment for gains and losses included in net earnings, net of tax of $1.2 million (note 8)	(21.1)
Non-controlling interests	(1.3)

Other comprehensive income	14.0

Comprehensive income	$474.1

Consolidated Statements of Accumulated Other Comprehensive Income
(US dollars in millions)

	2007	2006	2005

Accumulated other comprehensive income at January 1
Unrealized foreign exchange translation adjustment (note 3)	$101.9	$101.9	$107.7
Change in accounting policy:
Changes in fair value of available for sale marketable securities and investments, net of tax of $12.5 million (note 8)	58.1	—	—
Non-controlling interests (note 3)	(15.9)	—	—

At January 1, as adjusted	144.1	101.9	107.7

Other comprehensive income (loss) for the period	14.0	—	(5.8)

Accumulated other comprehensive income at December 31
Unrealized foreign exchange translation adjustment	101.9	101.9	101.9
Available for sale marketable securities and investments, net of tax of $3.5 million (note 8)	73.4	—	—
Non-controlling interests (note 8)	(17.2)	—	—

	$158.1	$101.9	$101.9

The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(in United States dollars, except where noted, tabular amounts in millions)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico (which commenced commercial production on January 1, 2008), the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At December 31, 2007, Goldcorp also owned a 48% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company, a 68% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company, and a 21% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.

The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007 (note 4(b)). On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (note 4(a)).

On February 14, 2008, Goldcorp disposed of its remaining interest in Silver Wheaton (note 26).
44     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at December 31, 2007, are listed below:

	Ownership			Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake Gold Mines (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Mine (“Porcupine”) (1)(9)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”) (1)(9)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp. (“Silver Wheaton”) (3)(4)	Canada	48%	Consolidated	Silver contracts in Mexico, Sweden, Greece and Peru
Terrane Metals Corp. (“Terrane”) (5)	Canada	68%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”) (6)	United States	66.7%	Proportionately	Marigold mine, unincorporated joint venture
			consolidated
Luismin SA de CV (“Luismin”) (3)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects
Minas de la Alta Pimeria SA de CV (“El Sauzal”) (6)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”) (6)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”) (3)	Argentina	37.5%	Proportionately	Alumbrera mine, incorporated joint venture
			consolidated
Montana Exploradora de Guatemala SA (“Marlin”) (6)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”) (6)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”) (6)	Honduras	100%	Consolidated	San Martin mine
Compañia Minera Mantos de Oro (“La Coipa”) (1)(8)	Chile	—	Discontinued Operation	La Coipa mine, unincorporated joint venture
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project
Peak Gold Ltd. (“Peak Gold”) (7)	Canada	21%	Equity investment	Peak and Amapari mines

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward (note 5(b)).

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward (note 5(c)).

(3)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 5(d)).

(4)	Goldcorp’s interest in Silver Wheaton was diluted to 48% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006 (note 18(a)). Goldcorp disposed of its remaining interest in Silver Wheaton (note 26) on February 14, 2008.

(5)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (18(b)).

(6)	The results of Goldcorp include Glamis Gold Ltd. from November 4, 2006, the date of acquisition, onward (note 5(a)).

(7)	Goldcorp’s interest in Peak Gold arose from the share consideration received in the disposition of the Peak and Amapari mines (note 4(b)).

(8)	Reclassified as discontinued operations (note 6). Completed sale on December 21, 2007

(9)	Proportionately consolidated to December 21, 2007, consolidated thereafter (note 4(a)).
All intercompany transactions and balances have been eliminated.
Variable Interest Entities (‘‘VIE’s’’), as defined by the Accounting Standards Board in Accounting Guideline 15, ‘‘Consolidation of Variable Interest Entities,’’ are entities in which equity investors do not have the characteristics of a “controlling financial
GOLDCORP     |     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.
(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the venturers. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(f)	Marketable securities

Marketable securities are classified as available-for-sale current assets because the Company does not hold these securities for the purpose of trading. Marketable securities are valued at market value, using quoted market prices, and unrealized holding gains and losses are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

(g)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at certain of the Company’s mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce of gold on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

(h)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-sale method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 10. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 10. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable, the capitalized costs are written-off.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the mineral deposit, in the accounting period when the expenditure is made, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company. Management evaluates the following criteria in its assessment:
•	Geology: whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known
GOLDCORP     |     47

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
geologic and metallurgy. A history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: mineral property can be processed economically at accessible mining and processing facilities where applicable.

•	Life of Mine Plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore-body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
•	There is a probable future benefit that will contribute to future cash inflows;

•	The Company can obtain the benefit and control access to it; and

•	The transaction or event giving rise to the benefit has already occurred.
Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.
Mine development costs incurred to maintain current production are included in operations. The nature of the Company’s mine development costs includes costs related to accessing ore bodies that will be mined within the current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short-term nature of these expenditures matches the benefit of the ore being mined.
Upon sale or abandonment, the cost of the property and equipment and related accumulated depreciation or depletion is removed from the accounts and any associated gains or losses are included in operations.
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair value of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver interests

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying value of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(k)	Investments

Investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading for a profit and intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of a derivative and are classified as held-for-trading and marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

(l)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
GOLDCORP     |     49

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(m)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.

(n)	Employee pension plans

The Company has various defined contribution and defined benefit pension plans that provide pension benefits to most of its salaried and hourly employees. The Company does not provide other post-employment benefits such as health care or life insurance.

Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred.

The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefit obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Cumulative gains or losses in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets are deferred and amortized over the expected average remaining service life of the plan participants (EARSL), which ranges from 4 to 20 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.

(o)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(p)	Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into United States dollars until this date using the current rate method as follows: all assets and liabilities were translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items were translated at the average rate of exchange for the period; and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of Accumulated Other Comprehensive Income. Subsequent to the change in measurement currency described below, the FETA balance will remain the same until the reporting units that gave rise to the FETA balance are disposed of or retired.

Due to the Wheaton acquisition in 2005 (note 5(d)) and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it was determined that the Unites States dollar would be the reporting and measurement currency of the Company’s Canadian operations as of April 1, 2005, and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada apply the United States dollar as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

(q)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average market price exceeds their average exercise price are used to purchase the Company’s common shares at their average market price for the year.

(r)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003 based on the fair value of the options on the date of grant, which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense was recorded for those options.

(s)	Financial instruments

The Company’s financial instruments comprise primarily cash and cash equivalents, restricted cash, accounts receivable, accounts payable. The fair value of these financial instruments approximates their carrying values, due primarily to their immediate or short-term maturity. Fair values of other financial instruments have been estimated by reference to quoted market prices for actual or similar instruments where available.

Goldcorp uses copper forward contracts to mitigate the risk of copper price changes on copper sales at Alumbrera. These contracts do not meet the criteria for hedge accounting and consequently changes in the fair values of these contracts are recorded in earnings in each period.

The Company employs interest rate and Canadian dollar forward and option contracts, from time to time, to manage exposure to fluctuations in interest rates and foreign currency exchange rates. No contracts were outstanding at the end of the current or comparative period.
3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2007

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA)’s new Handbook Sections 1530, Comprehensive Income, 3251, Equity, 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establish the standards for hedge accounting. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million in accumulated OCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to accumulated OCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash
GOLDCORP     |     51

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.

In addition, the Company adopted a policy to expense debt financing costs when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. As a result, the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.

The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.

Handbook Section 1506, Accounting Changes, which replaces the former Section 1506, also became effective on January 1, 2007. Section 1506 prescribes the criteria for changing accounting policies and the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of Section 1506 did not have a material effect on the Company.

In March 2006, the Emerging Issues Committee issued Abstract 160, Stripping Costs Incurred in the Production Phase of a Mining Operation (“EIC-160”). EIC-160 discusses the treatment of costs associated with the activity of removing overburden and other mine waste minerals in the production phase of a mining operation and concludes that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received. The implementation of EIC-160, effective January 1, 2007, did not have a material effect on the Company’s consolidated financial position and results of operations.

Accounting Policies to be Implemented Effective January 1, 2008

Two new Handbook sections, 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation, will replace Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about capital.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial position and results of operations.

Accounting Policies to be Implemented Effective January 1, 2009

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.

The La Coipa operations have been reclassified as discontinued operations in these consolidated financial statements (Note 6), with restatement from May 12, 2006, the date of acquisition (note 5(b)). A gain of $46.4 million was recognized on the disposition.

Goldcorp’s interests in Porcupine and Musselwhite are included in these consolidated financial statements at 51% and 68%, respectively, from May 12, 2006 to December 21, 2007 and at 100% subsequent to December 21, 2007.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the cost of the acquisition allocated on a preliminary basis as follows:

Purchase price:
Cash	$206.5
50% interest in La Coipa	100.0
Transaction costs	6.4

$312.9

Net assets acquired:
Cash and cash equivalents	$1.7
Non-cash operating working capital	7.6
Mining interests	348.4
Other assets	11.8
Future income tax liabilities	(9.5)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(1.0)

$312.9

Prior to the closing of the above transaction, the Porcupine Joint Venture disposed of a property consisting of a decommissioned mine and mill in Timmins, Ontario. Goldcorp recognized a gain of $10.8 million from the sale of this property. For the purposes of these consolidated statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of the transaction, as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price in 2008. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it may result in a change to the value attributable to tangible assets and future income tax liabilities.

(b)	Disposition of Amapari and Peak Mines

During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in share considerations, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction. The Amapari and Peak mines were not classified as discontinued operations in 2007 as Goldcorp continues to have a significant influence through its equity interest in Peak Gold.
GOLDCORP     |     53

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Summary of assets and liabilities sold:

Net assets sold:
Cash and cash equivalents	$6.1
Non-cash operating working capital	16.9
Mining interests	284.1
Other	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other	(1.9)

$258.8

Net proceeds:
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

$299.0

The Company recorded a $174.7 million impairment charge in 2006 against its investment in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006.

(c)	On February 1, 2007, a wholly owned subsidiary of Goldcorp completed the sale of other mining interests for cash of $24 million and $2 million in common shares of an investment which had been classified as available for sale. The proceeds received approximated the net book value of the mining interests.

(d)	Bermejal Gold Deposit

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometers south of Goldcorp’s Los Filos gold deposit. The Company is developing the two deposits as a single project, the Los Filos project, and a detailed engineering study for the combined project was completed in April, 2006. The Los Filos mine commenced commercial production in January 2008.
5.	BUSINESS COMBINATIONS
(a)	Glamis Gold Ltd

On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that their respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which previously gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option which gives the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

The business combination was accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. These consolidated financial statements include the operating results of Glamis since November 4, 2006.
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The cost of the acquisition includes the fair value of the Goldcorp shares issued and is based on the deemed issuance of 283.2 million Goldcorp common shares at $28.71 per common share, plus SAR’s of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71 per common share, plus 2.8 million stock options of Glamis exchanged for 4.7 million stock options of Goldcorp with a fair value of $82.1 million, plus Goldcorp’s transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model.

The allocation of the purchase price was finalized in the fourth quarter of 2007, which resulted in an $837.9 million increase in the amount initially recorded for mining interests, a $524.6 million decrease to goodwill, a $354.7 million increase in future income tax liabilities and a net increase in other balances of $41.4 million.

The final allocation is as follows:

Purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Stock options Goldcorp issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	71.3
Mining interests	10,624.1
Other assets	29.0
Current liabilities	(63.8)
Long-term debt	(80.0)
Future income tax liabilities, net	(2,659.7)
Reclamation and closure cost obligations	(34.9)
Goodwill	283.1

$8,242.5

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates, and also taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in the fourth quarter of 2007, supporting management’s allocation of the purchase consideration.

(b)	Placer Dome Inc Mining Assets

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 14(a) and (b)) in the amount of $1.3 billion and
GOLDCORP     |     55

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
cash on hand. Goldcorp acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver-gold mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of these Canadian exploration interests to Terrane (note 18(b)). On December 21, 2007, Goldcorp acquired the remaining 49% and 32% interests in the Porcupine and Musselwhite gold mines and disposed of its interest in the La Coipa silver-gold mine (note 4(a)).

This business combination was accounted for as a purchase transaction, with Goldcorp identified as the acquirer and the Placer Dome operations as the acquiree. These consolidated financial statements include the Placer Dome operations from May 12, 2006.

The allocation of the purchase price of the Placer Dome operations is summarized in the following table:

Purchase price:
Cash	$1,593.4
Acquisition costs	10.0

$1,603.4

Net assets acquired:
Current assets	$69.8
Mining interests	1,653.7
Other assets	16.1
Current liabilities	(51.7)
Future income tax liabilities	(353.3)
Reclamation and closure cost obligations	(129.2)
Other liabilities	(6.4)
Goodwill	404.4

$1,603.4

For the purpose of these consolidated financial statements, the purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill was not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February 2007, supporting management’s allocation of the purchase consideration.

(c)	Virginia Gold Mines Inc

On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc (“Virginia”). Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc, “New Virginia”) for each issued and outstanding Virginia share.

This acquisition was accounted for under the purchase method as a business combination with Goldcorp identified as the acquirer and Virginia as the acquiree. The allocation of the purchase price of Virginia is summarized in the following table:
56     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Virginia (19.3 million shares)	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp shares at conversion of 0.4 shares per warrant	3.6
Acquisition costs	4.0

$405.9

Net assets acquired:
Current assets	$1.2
Mining interest	692.0
Current liabilities	(0.9)
Future income tax liabilities	(286.4)

$405.9

(d)	Wheaton River Minerals Ltd

In December 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination was accounted for as a purchase transaction, with Goldcorp identified as the acquirer and Wheaton as the acquiree. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887.4
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290.8
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30.8
Acquisition costs	26.0

$2,235.0

GOLDCORP     |     57

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

Net assets acquired:
Cash and cash equivalents	$168.7
Marketable securities	4.3
Other non-cash operating working capital	0.8
Mining interests	2,502.1
Silver contract	77.5
Stockpiled ore, non-current	55.3
Other long-term assets	3.8
Future income taxes, net	(631.8)
Reclamation and closure cost obligations	(24.5)
Future employee benefits	(5.3)
Other liabilities	(10.3)
Non-controlling interest in Silver Wheaton (35%) (note 18(a))	(54.9)
Goodwill	149.3

$2,235.0

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price was the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options were valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton were net of acquisition costs and other non-operating liabilities incurred by Wheaton that were directly related to the acquisition.

For the purposes of these consolidated financial statements, the purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with CICA Emerging Issues Committee Abstract 152. The amount allocated to goodwill was not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February 2006, supporting management’s allocation of the purchase consideration.
58     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
6.	DISCONTINUED OPERATIONS
As discussed in Note 4(a), the results of the La Coipa gold and silver mine, previously disclosed as a separate operating segment in Note 22, have been reclassified as discontinued operations in these consolidated financial statements.
Selected financial information of discontinued operations included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows are as follows:

	2007	2006

Net earnings from discontinued operations
Revenues	$128.8	$60.6
Earnings from discontinued operations	56.6	8.5
Interest and other income	0.9	0.3
Income tax expense	(19.2)	(1.1)

	38.3	7.7
Gain on disposition (net of tax – $NIL)	46.4	—

	$84.7	$7.7

Earnings per share from discontinued operations
Basic	$0.12	$0.02
Diluted	$0.12	$0.02

Cash flows of discontinued operations
Operating activities	$73.2	$(2.7)
Investing activities	(5.2)	(0.9)

	$68.0	$(3.6)

The major classes of assets and liabilities of discontinued operations in the Consolidated Balance Sheets are as follows:

	2007	2006

Assets
Cash	$—	$28.8
Accounts receivable and other	—	5.1
Inventory	—	8.9

Current assets of discontinued operations	—	42.8

Mining interests	—	106.5
Other assets	—	1.0

Non-current assets of discontinued operations	—	107.5

Total assets of discontinued operations	—	150.3

Liabilities
Accounts payable and accrued liabilities and other	—	16.6
Income taxes payable	—	1.6

Current liabilities of discontinued operations	—	18.2

Future income and mining taxes	—	39.3
Reclamation and closure cost obligations	—	12.2

Non-current liabilities of discontinued operations	—	51.5

Total liabilities of discontinued operations	$—	$69.7

GOLDCORP     |     59

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
7.	RESTRICTED CASH
On December 1, 2006, Goldcorp and Glamis were amalgamated pursuant to the Ontario Business Corporations Act, Goldcorp placed $65 million in escrow in compliance with the United States Foreign Investment in Real Property Tax Act, following the filing of an Application for Withholding Certificate for Dispositions by Foreign Persons of United States Real Property Interests. These funds were restricted to potentially remit required withholding tax to the United States Internal Revenue Service (“IRS”) following the transfer to Goldcorp of all common shares of a former United States subsidiary of Glamis, a United States Real Property Holding Corporation, which was deemed to have been disposed of for United States tax purposes. Under United States income tax statutes, Goldcorp was required to withhold 10% of the deemed sale price of the subsidiary and subsequently remit any amount owing to the IRS within 20 days of the IRS issuing the withholding certificate. On February 21, 2007, the Company received clearance from the IRS that no withholdings taxes were required for this amalgamation.
8.	MARKETABLE SECURITIES AND INVESTMENTS

	2007	2006

	Fair Value	Book Value

Marketable securities

Available-for-sale	$25.8	$14.9

Investments

Available-for-sale	$224.3	$132.6
Warrants	3.7	1.4

	$228.0	$134.0

	2007		2006

		Mark-to-
		Market
		Gain (Loss)			Transitional
Available for sale	Fair Value	in OCI	Fair Value	Book Value	Adjustment

Marketable Securities	$25.8	$15.6	$27.2	$14.9	$12.3
Investments	224.3	13.0	190.9	132.6	58.3

	$250.1	$28.6	$218.1	$147.5	$70.6
Future tax recovery (expense) in OCI	—	7.8	—	—	(12.5)

	250.1	36.4	218.1	147.5	58.1
Reclassification adjustment for gains and losses included in net income, net of tax – $1.2 million	—	(21.1)	—	—	—
Non-controlling interest in OCI	—	(1.3)	—	—	(15.9)

	$250.1	$14.0	$218.1	$147.5	$42.2

	2007		2006

		Mark-to-
		Market
		Gain (Loss)
		in Net			Transitional
Warrants	Fair Value	Income	Fair Value	Book Value	Adjustment

Investments	$3.7	$(10.0)	$13.6	$1.4	$12.2
Future tax recovery	—	1.2	—	—	1.4
Non-controlling interest	—	1.1	—	—	(2.5)

	$3.7	$(7.7)	$13.6	$1.4	$11.1

60     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
A net gain of $5.5 million on securities was recognized in 2007, comprised of $15.5 million of realized gains and $10.0 million of mark-to-market losses (2006 – net realized loss of $5.0 million; 2005 – net realized gain of $10.2 million)
By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (note 15).
9.	INVENTORIES AND STOCKPILED ORE

	2007	2006

Supplies	$77.4	$66.5
Finished goods	20.4	31.5
Work in process	51.0	20.4
Heap leach ore	43.0	22.4
Stockpiled ore	75.8	72.6

	267.6	213.4
Less: non-current heap leach inventory and stockpiled ore	(76.2)	(75.7)

	$191.4	$137.7

Work in process
Work-in-process is the stage between the product (gold, silver, and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate).
Heap leach inventory
The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Marigold and Wharf mines, and at the former Amapari mine (note 4(b)). Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.
Stockpiled ore
The majority of the low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2016. The portion that is to be processed within one year is reflected as a current asset.
GOLDCORP     |     61

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
10. MINING INTERESTS

	2007			2006
		Accumulated			Accumulated
		depreciation			depreciation
		and			and
	Cost	depletion	Net	Cost	depletion	Net

Mining properties	$15,564.3	$532.0	$15,032.3	$14,294.0	$379.8	$13,914.2
Plant and equipment	1,790.9	370.4	1,420.5	1,365.2	257.1	1,108.1

	$17,355.2	$902.4	$16,452.8	$15,659.2	$636.9	$15,022.3

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and
	Depletable	depletable	Total	equipment	2007	2006

Red Lake (a)	$503.2	$529.3	$1,032.5	$138.1	$1,170.6	$1,148.7
Porcupine (a)	172.9	158.1	331.0	181.9	512.9	252.4
Musselwhite (a)	58.6	153.8	212.4	117.2	329.6	229.2
Éléonore gold project	—	728.0	728.0	—	728.0	704.2
Canadian exploration properties (note 18 (b))	—	171.7	171.7	—	171.7	157.4
Wharf	4.1	—	4.1	1.3	5.4	4.6
Marigold (b)	52.3	115.8	168.1	34.4	202.5	518.6
Luismin (c)	273.2	532.4	805.6	59.2	864.8	866.9
Los Filos project	212.2	278.2	490.4	164.1	654.5	595.7
El Sauzal (b)	163.6	154.0	317.6	42.0	359.6	1,009.8
Peñasquito (b) (g)	—	9,101.7	9,101.7	375.7	9,477.4	7,056.5
Mexican exploration projects	—	166.8	166.8	—	166.8	168.4
Alumbrera	392.1	—	392.1	224.2	616.3	660.1
Marlin (b)	410.4	344.3	754.7	68.3	823.0	1,163.6
Cerro Blanco (b)	—	33.1	33.1	2.6	35.7	18.6
San Martin (b)	0.9	—	0.9	3.3	4.2	3.9
Amapari (e)	—	—	—	—	—	100.0
Peak (e)	—	—	—	—	—	173.3
Corporate and other	—	—	—	6.2	6.2	4.5

	$2,243.5	$12,467.2	$14,710.7	$1,418.5	$16,129.2	$14,836.4

Equity Investments
Pueblo Viejo (a) (d)	—	133.7	133.7	—	133.7	98.9
El Limón project (d)	—	87.8	87.8	2.0	89.8	87.0
Peak Gold (e)	—	100.1	100.1	—	100.1	—

		321.6	321.6	2.0	323.6	185.9

	$2,243.5	$12,788.8	$15,032.3	$1,420.5	$16,452.8	$15,022.3

62     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

		Changes in
	2006	estimates	2007

Red Lake (a)	$404.4	$—	$404.4
Peñasquito (b)	807.7	(524.6)	283.1
Los Filos	74.3	—	74.3
Silver Wheaton	53.8	—	53.8

	$1,340.2	$(524.6)	$815.6

(a)	The net book values have been allocated according to the fair value of the Placer Dome mining assets acquired (note 5(b)).

(b)	The net book values have been allocated according to the fair value of the Glamis mining assets acquired (note 5(a)).

(c)	Included in the carrying value of the Luismin and Peñasquito mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
		Non-		Plant and	Total	Total
	Depletable	depletable	Total	equipment	2007	2006

Luismin — silver interests	$68.4	$136.4	$204.8	$—	$204.8	$211.7
Peñasquito — silver interests (note 11(b))	$—	$504.3	$504.3	$—	$504.3	$—

(d)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(e)	In April 2007, the Company completed its transaction to dispose of the Amapari and Peak mines to Peak Gold.

(f)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(a)), and, as a result, the mining interests at December 31, 2007 reflect the Company’s 100% ownership of those assets.

(g)	The Company capitalized $10.9 million of interest related to the Peñasquito project in 2007 (2006 — nil).
11. SILVER INTERESTS

	2007			2006
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Yauliyacu (d)	$285.3	$23.1	$262.2	$285.3	$10.6	$274.7
Zinkgruvan	77.9	9.1	68.8	77.9	6.1	71.8
Stratoni (c)	57.7	3.4	54.3	—	—	—

	$420.9	$35.6	$385.3	$363.2	$16.7	$346.5

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.
GOLDCORP     |     63

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

	2007			2006
		Non-			Non-
	Depletable	Depletable	Total	Depletable	Depletable	Total

Yauliyacu (d)	$21.7	$240.5	$262.2	$34.2	$240.5	$274.7
Zinkgruvan	33.7	35.1	68.8	36.7	35.1	71.8
Stratoni (c)	35.4	18.9	54.3	—	—	—

	$90.8	$294.5	$385.3	$70.9	$275.6	$346.5

(a)	On December 20, 2007, Silver Wheaton signed a binding letter agreement to purchase between 45% and 90% of the life-of-mine silver to be produced by the Rosemont Copper Project (“Rosemont”), a 100%-owned property of Augusta Resource Corporation (“Augusta”). Augusta must elect the percentage of life-of-mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008. Subject to the finalization of the structure of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, or $240 million to $320 million to acquire 90% of the payable silver, produced for the life-of-mine. The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date. The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents.

(b)	On July 24, 2007, Silver Wheaton entered into a transaction to acquire 25% of the silver produced from Goldcorp’s Peñasquito project located in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

(c)	On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned or operated by European Goldfields or Hellas Gold.

(d)	On March 23, 2006, Silver Wheaton entered into a contract with Glencore International AG’s (“Glencore”) to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals
64     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)

less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.
12. OTHER LONG-TERM ASSETS

	2007	2006

Reclamation deposits	$6.6	$17.2
Sales/indirect taxes recoverable	18.8	28.6
Other	17.1	10.5

	$42.5	$56.3

13. INCOME AND MINING TAXES

	2007	2006	2005

Current income and mining tax expense	$203.6	$215.9	$135.3
Future income and mining tax (recovery) expense	(43.3)	(62.7)	7.1

	$160.3	$153.2	$142.4

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2007	2006	2005

Earnings from continuing operations before income taxes and non-controlling interests	$581.8	$589.6	$440.3
Canadian federal and provincial income tax rates	34.12%	36.12%	38.47%

Income tax expense based on above rates	198.5	213.0	169.4

Increase (decrease) due to:
Impact of reduction in tax rates on future income taxes	(42.7)	(45.8)	—
Provincial mining taxes	28.0	16.0	20.7
Non-deductible expenditures	12.4	3.7	6.2
Resource allowance	(8.1)	(8.4)	(17.5)
Lower statutory tax rates on earnings of foreign subsidiaries	(63.1)	(55.9)	(15.6)
Dilution gains not subject to tax	(3.4)	(23.0)	(7.2)
Foreign exchange and other permanent differences	17.1	(16.0)	(6.5)
Mining duties deduction	(5.1)	(3.6)	(2.3)
Non-taxable portion of realized capital (gains) losses	(1.8)	(15.6)	(2.6)
Change in valuation allowance	(8.0)	(5.7)	(3.1)
Non-deductible asset write-down	—	63.1	—
Capital gains tax on sale of subsidiary shares	33.5	23.8	—
Other	3.0	7.6	0.9

	$160.3	$153.2	$142.4

GOLDCORP     |     65

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The components of future income taxes are as follows:

	2007	2006

Future income and mining tax assets
Non-capital losses	$94.3	$121.7
Deductible temporary differences and other	183.8	107.1

Value of future income tax and mining assets	278.1	228.8
Valuation allowance	(71.8)	(115.3)

	206.3	113.5

Future income and mining tax liabilities
Taxable temporary differences	(4,053.9)	(3,672.0)

Future income and mining tax liabilities, net	$(3,847.6)	$(3,558.5)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$10.7	$18.0
Future income and mining tax liabilities	(3,858.3)	(3,576.5)

Future income and mining tax liabilities, net	$(3,847.6)	$(3,558.5)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.
The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income t0 realize the above-noted future income tax assets
Tax Loss Carry Forwards
At December 31, 2007, Goldcorp had Canadian income tax losses for federal income tax purposes totaling $369 million that expire from 2008 through 2028. A valuation allowance of $38 million has been applied against the future tax asset representing these losses. As well, Goldcorp had investment tax credits of $25 million that expire from 2008 through 2027.
In the United States, Goldcorp had regular tax net operating losses of $65 million that expire from 2011 through 2027. Alternative Minimum Tax (AMT) credits totaled $8 million. A valuation allowance of $8 million has been applied against the AMT tax credits.
In Mexico, Goldcorp possesses $57 million of tax losses expiring from 2008 to 2017. A $5 million valuation allowance has been applied against the related future tax asset.
14. LONG-TERM DEBT

	2007	2006

$1.5 billion revolving credit facility (a)	$645.0	$—
$200 million non-revolving term loan (b)	192.9	—
$300 million revolving term loan (b)	227.0	—
$500 million revolving credit facility (c)	—	500.0
$550 million bridge facility (c)	—	100.0
$350 million revolving credit facility (c)	—	290.0
$50 million revolving credit facility (d)	—	35.0

	1,064.9	925.0
Less: current portion of long-term debt	28.6	135.0

	$1,036.3	$790.0

66     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Summary of Long-term Debt
(a)	On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be refinanced or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.
(b)	On July 24, 2007, Silver Wheaton entered into a credit agreement with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the acquisition of the Peñasquito silver contract from Goldcorp, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon Silver Wheaton’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets, including Silver Wheaton’s silver interests. Silver Wheaton paid $2.5 million in debt financing costs relating to the credit agreement, which was capitalized to the cost of the Peñasquito contract. During 2007, Silver Wheaton repaid $7.1 million and $19.0 million of the balances outstanding on the Term Loan and Revolving Loan, respectively.
(c)	As at December 31, 2006, the Company had a $500 million revolving credit facility, which was required to be refinanced or repaid by July 29, 2010. As at December 31, 2006, this facility was fully drawn. In addition, the Company had two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. As at December 31, 2006, $290 million of debt was outstanding on the $350 million credit facility and $100 million was outstanding on the bridge facility. All of these facilities were repaid and cancelled on May 18, 2007.
(d)	The Company assumed a $50.0 million revolving credit facility and a $45.0 million term loan as a result of the acquisition of Glamis (note 5(a)). As at December 31, 2006, $35 million had been drawn against the revolving facility. The facility was repaid and cancelled on January 19, 2007. The term loan was repaid on December 29, 2006.
(e)	Reclamation letters of credit outstanding at the year ended December 31, 2007 totaled $230.7 million (2006 — $135.5 million).
Scheduled Long-term Debt repayments

2008	$28.6
2009	28.6
2010	28.6
2011	28.6
2012	673.6
Thereafter	276.9

$1,064.9

Fair Value of Long-term Debt
The fair value of long-term debt at December 31, 2007 was approximately equal to its carrying value.
GOLDCORP     |     67

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
15. FINANCIAL INSTRUMENTS
Financial instrument risk exposure
The Company manages its exposure to financial risks, including commodity risk, foreign exchange risk and interest rate risk, in accordance with its Risk Management Policy. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business; the Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements.
The following describes the type of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
(a)	Commodity price risk

Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

The Company has a policy not to hedge gold sales. Goldcorp has entered into copper hedging instruments to manage its exposure to fluctuations in copper prices.

(b)	Foreign exchange risk

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzals and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions (Note 5), the Company recorded $3.1 billion of future income tax liabilities on mineral interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income in the period.

Goldcorp’s Risk Management policy includes hedging to reduce the risk associated with currency fluctuations; however, Goldcorp has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2007, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.

(c)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company in 2007 on its outstanding borrowings was 5.775%.
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
(d)	Credit risk

The Company’s financial assets comprise, primarily, cash and cash equivalents, accounts receivable, marketable securities and investments. Credit risk is primarily associated with trade receivables; however, it also arises on cash equivalents and derivative financial instruments.

To mitigate exposure to credit risk on liquid funds and derivative financial instruments, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.

(e)	Liquidity risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Goldcorp has in place a $1.5 billion committed loan facility, of which $855 million was available to be drawn at December 31, 2007. Additionally, Silver Wheaton has in place a $300 million revolving term loan and a $200 million non-revolving term loan, of which $73 million and $7.1 million, respectively, was available to be drawn at December 31, 2007.
Derivative Instruments
(a)	Copper forward contracts

Commencing in 2006, the Company has entered into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published copper prices in an active market.

At December 31, 2007, the Company had entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.26 on 21.8 million pounds and calls sold at an average price of $3.63 on 19.5 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.

	2007	2006

Current derivative asset, included in other current assets	$7.9	$2.0

Current derivative liability	15.5	—
Non-current derivative liability	—	6.1

	$15.5	$6.1

Realized loss on matured contracts	$19.9	$—
Unrealized loss on fair value change of outstanding contracts	3.6	4.1

Non-hedge derivative loss	$23.5	$4.1

(b)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial
GOLDCORP     |     69

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at December 31, 2007.
16. RECLAMATION AND CLOSURE COST OBLIGATIONS
The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $138.2 million (2006 — $130.0 million) reflecting payments for approximately the next 100 years. The present value of obligations relating to inactive mines is currently estimated at $129.5 million (2006 — $87.3 million) reflecting payments for approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.
The liability for reclamation and closure cost obligations at December 31, 2007 is $267.7 million (2006 — $217.3 million). The undiscounted value of this liability is $373.2 million (2006 — $374.2 million). An inflation rate assumption of 2% has been used. An accretion expense component of $10.8 million has been charged to operations in 2007 (2006 — $6.8 million, 2005 — $8.1 million) to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2007	2006

Reclamation and closure cost obligations — January 1	$217.3	$57.7
Arising on acquisition of Placer Dome assets (note 5(b))	—	111.8
Arising on acquisition of Glamis (note 5(a))	4.9	30.0
Arising on acquisition of remaining interest in Porcupine and Musselwhite mines (note 4(a)	46.1	—
Reduction of liability on disposal of mining interests	(25.2)	—
Reclamation expenditures	(12.0)	(6.4)
Accretion expense, included in depreciation and depletion	10.8	6.8
Revisions in estimates and liabilities incurred	25.8	17.4

	267.7	217.3
Less: current portion of reclamation and closure cost obligations, included in accounts payable, accrued liabilities, and other	(6.4)	(3.3)

	$261.3	$214.0

17. EMPLOYEE PENSION PLANS
Total cash payments for employee pension plans for 2007, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans, and cash contributed to its defined contribution plans was $10.0 million (2006 — $4.6 million, 2005 — $0.5 million).
Defined contribution pension plans
The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of the employee’s salary or matches a percentage of the employee’s contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $7.8 million in 2007 (2006 — $3.6 million; 2005 — $0.5 million), included in Operating Expenses and Corporate Administration on the Consolidated Statement of Earnings. The increased expense in 2007 was the result of the business acquisitions that occurred in 2006.
Defined benefit pension plans
The Company has several defined benefit pension plans covering certain of its Canadian employees, which were assumed upon the acquisition of the Placer Dome assets (Note 5(b)) in 2006, and a defined benefit plan for certain of its employees in Mexico.
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The following tables summarize the change in the Company’s defined pension benefit obligations and fair value of assets as at December 31:

	2007	2006

Change in benefit obligation
Benefit obligation, beginning of year	17.5	5.2
Benefit obligations assumed on acquisition of mining interests	12.0	10.2
Current service costs	1.3	0.7
Past service costs	0.6	—
Interest costs	1.1	0.8
Actuarial loss (gain)	(0.7)	1.0
Benefits paid	(2.1)	(0.4)

Benefit obligation, end of year	29.7	17.5

Change in plan assets
Fair value of plan assets, beginning of year	10.4	2.2
Plan assets assumed on acquisition of Placer Dome assets	9.4	7.8
Actual return on plan assets	0.4	0.6
Company contributions	2.1	0.2
Benefits paid	(2.1)	(0.4)

Fair value of plan assets, end of year	20.2	10.4

Funded status — surplus (deficit)	(9.5)	(7.1)
Unrecognized net actuarial loss	0.5	1.1
Unrecognized prior service cost	1.2	0.3
Unrecognized transitional obligation	—	0.1

Accrued benefit liability (1)	(7.8)	(5.6)

(1)	Included in Other Long-term Liabilities on the Consolidated Balance Sheets.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2004, and the next required valuation will be as of December 31, 2007.
The following table summarizes the components of the defined benefit pension expense for the years ending December 31:

	2007	2006	2005

Costs arising in the period
Current service cost	1.3	0.7	0.4
Interest cost	1.1	0.8	0.3
Return on plans assets	(0.4)	(0.6)	(0.3)
Actuarial loss (gain)	(0.7)	0.9	0.1
Prior service cost	0.6	—	—

Costs arising in the period	1.9	1.8	0.5
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	(0.3)	0.1	0.2
Actuarial loss (gain)	0.7	(0.7)	—
Prior service cost	(0.6)	(0.2)	(0.1)

Net expense recognized in the period (2)	1.7	1.0	0.6

(2)	Included in Operating Expenses on the Consolidated Statements of Earnings.
The following table summarizes the assumptions used in measuring the Company’s pension benefit obligation:
GOLDCORP     |     71

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

	2007	2006

Discount rate	5.5% - 9%	5.0% - 9%
Expected long-term rate of return on plan assets	7.1% - 9%	7.1% - 9%
Rate of compensation increase	4% - 6%	4% - 6%

Plan assets
The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies.
The plan assets consist of the following:

2007

Equity securities	55%
Debt securities	40%
Cash and other investments	5%

Estimated future benefit payments
The following table summarizes the expected future benefit payments by the years indicated:

						2013-
	2008	2009	2010	2011	2012	2017

Defined benefit plans	1.2	1.1	1.2	1.2	1.2	8.0

18. NON-CONTROLLING INTERESTS

	Silver
	Wheaton	Terrane	Total

At January 1, 2006	108.6	—	108.6
Increase in net assets of Silver Wheaton arising upon contract amendment (a)(i)	32.3	—	32.3
Increase in non-controlling interest (a)(ii)	98.1	—	98.1
Increase in non-controlling interest (a)(iii)	51.9	—	51.9
Arising from transaction with Terrane (b)(i)	—	22.0	22.0
Increase in non-controlling interest (b)(ii)	—	5.8	5.8
Share of net earnings (loss)	36.5	(0.7)	35.8

At December 31, 2006	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary (note 3)	2.5	—	2.5
Non-controlling interest in accumulated OCI (note 8)	15.9	—	15.9
Non-controlling interest in current OCI (note 8)	1.3	—	1.3
Increase in non-controlling interest (b)(iii)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1

At December 31, 2007	$403.3	$46.3	$449.6

(a)	Silver Wheaton

As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 48% as at December 31, 2007 following the transactions described below.
(i)	On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these
72     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20.0 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

(ii)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to a dilution gain of $61.4 million and an increase in non-controlling interests of $98.1 million.

(iii)	On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction, which reduced Goldcorp’s interest in Silver Wheaton to 49%, gave rise to a gain on sale of $109.8 million which was recognized in operations in 2006 and an increase in non-controlling interests of $51.9 million.

(iv)	Related transactions

Goldcorp’s interest in Silver Wheaton declined marginally during 2007 (to 48%, from 49% in the prior year) as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which resulted in a dilution gain of $1.1 million being recognized in income in the current year (2006 — dilution gain of $61.4 million, 2005 — $18.7 million) and an increase in non-controlling interests of $9.2 million. The Company continued to consolidate Silver Wheaton in 2007, as it maintained control of Silver Wheaton due to the majority influence it exerted on the board of directors.

During the year ended December 31, 2007, the Company sold to Silver Wheaton 6.9 million ounces (2006 — 9.0 million ounces, 2005 — 7.9 million ounces) of silver from a subsidiary at a price of $3.90 per ounce, for total consideration of approximately $27.0 million (2006 — $35.0 million, 2005 — $30.8 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2006 — $0.2 million, 2005 — $0.4 million). This agreement allows for cancellation with 30 days notice at any time.

During September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito Project in Mexico.
(b)	Terrane Metals Corp
(i)	On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests to Terrane. Goldcorp acquired these exploration interests from Barrick in May 2006 (note 5(b)).

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

(ii)	On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement at a price of C$0.75 per unit for gross proceeds of C$10 million. Each unit consists of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%, resulting in a dilution gain of $2.4 million which has been recognized in operations for the current year and an increase in non-controlling interests of $5.8 million.
GOLDCORP     |     73

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(iii)	On July 23, 2007, Terrane closed a private placement of 5.6 million shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. These transactions resulted in a decrease in Goldcorp’s ownership in Terrane during the year from 77% to 68%. This dilution of the Company’s interest has given rise to an increase in non-controlling interest of $20.1 million and a dilution gain of $8.9 million.
19. SHAREHOLDERS’ EQUITY
At December 31, 2007, the Company had unlimited authorized common shares and 708.4 million common shares outstanding (December 31, 2006 — 703.5 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 9, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 5(b)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.

Each of the 8.4 million New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

All Existing Warrants were de-listed from the TSX and NYSE.

As a result of the Virginia acquisition (note 5(c)), there were 0.9 million Virginia warrants convertible into 0.3 million Goldcorp shares at an average exercise price of C$4.81. As at December 31, 2006, all Virginia warrants were either exercised or have expired.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 14.0 million stock options outstanding at December 31, 2007, 9.7 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 3.9 million stock options during the year ended December 31, 2007 (2006 — 3.6 million), which vest over a period of two years, are exercisable at prices ranging from $23.06 to $23.68 (C$24.40 to C$25.71) per option, expire in 2017, and have a total fair value of $22.7 million. Stock options, when exercised, result in an increase in the number of common shares issued by the Company.

The fair value of the options granted is calculated on the date of grant using an option pricing model with the following weighted average valuation assumptions:
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2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)

Year ended December 31,	2007	2006	2005

Expected life (years)	3	3.5	4
Expected volatility	30%	30%	30%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	4.4%	4.4%	3.0%

Options granted (millions)	3.9	3.6	5.1
Weighted average fair value per option	$5.77	$7.35	$3.99
The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s Canadian dollar share price. The risk-free rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the option’s expected life The fair value of the options are expensed on a straight-line basis over the period in which they vest.
Compensation expense of $35.1 million has been recognized during the year ended December 31, 2007 (2006 — $21.4 million; 2005 — $13.9 million), of which $28.8 million relates to Goldcorp (2006 — $17.3 million, 2005 — $13.4 million), $2.5 million for Silver Wheaton (2006 — $1.7 million, 2005 — $0.5 million), and $3.8 million for Terrane (2006 — $2.4 million).
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2005	6,144	$13.98
Issued in connection with the acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled	(34)	17.66

At December 31, 2005	13,577	15.08
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled	(104)	24.85

At December 31, 2006	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44

At December 31, 2007	14,025	$22.12

GOLDCORP     |     75

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The following table summarizes information about the options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$2.05 – $4.98	207	$3.28	1.7	207	$3.28	1.7
$6.28 – $8.06	138	6.46	0.6	137	6.46	0.6
$10.18 – $13.38	2,428	12.37	1.9	2,428	12.37	1.9
$14.80 – $17.50	822	17.00	5.8	822	17.00	5.8
$18.50 – $21.01	3,201	19.24	7.2	2,390	19.24	7.1
$23.39 – $26.76	3,996	25.65	8.6	1,405	25.70	7.4
$28.84 – $31.93	2,838	30.74	8.4	893	30.75	8.4
$32.57 – $34.39	395	33.82	8.6	132	33.82	8.6

	14,025	$22.12	6.7	8,414	$18.96	5.4

(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.

A total of 346,500 RSU’s were issued to employees and non-executive directors of the Company during the year ended December 31, 2007 (2006 — 61,500). These instruments vest over a period of up to three years from the grant date.

The Company will record compensation expense totaling $10.3 million over the vesting periods. Compensation expense of $6.0 million has been recognized during the year (2006 — $1.3 million), which includes $0.2 million (2006 — $0.1 million) related to Silver Wheaton’s RSU plan.

(d)	Employee Share Purchase Plan

In July 2007, the Company introduced an Employee Share Purchase Plan, which allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company will match 50% of the contribution. The Company recorded compensation expense of $1.1 million with respect to this plan in 2007.

(e)	Diluted Earnings per Share

Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	2007	2006	2005

Basic weighted-average number of shares outstanding (000’s)	704,868	435,189	314,292
Effect of dilutive securities:
Stock options	3,614	6,016	3,249
Warrants	—	—	27,832
Restricted share units	238	59	21

Diluted weighted-average number of shares outstanding	708,720	441,264	345,394

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$29.19 for the year:

	2007	2006	2005

Stock options	2,958	515	108
Share purchase warrants	8,439	8,439	—

76     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
20. SUPPLEMENTAL CASH FLOW INFORMATION

	Note		2007	2006	2005

Change in non-cash operating working capital
Accounts receivable			$(71.0)	$21.1	$(23.7)
Income and mining taxes receivable			(1.6)	2.8	12.3
Inventories and stockpiled ore			(34.4)	6.2	(10.0)
Accounts payable and accrued liabilities			43.5	24.8	6.2
Income and mining taxes payable			(151.9)	(5.8)	37.6
Gold bullion			—	—	33.9
Other			1.4	7.5	(9.3)

			$(214.0)	$56.6	$47.0

Acquisitions, net of cash acquired
Porcupine and Musselwhite	4	(a)	$(204.9)	$—	$—
Glamis	5	(a)	—	53.3	—
Placer Dome	5	(b)	—	(1,603.4)	—
Virginia	5	(c)	—	(4.0)	—
Terrane	18	(b)	—	4.9	—
Wheaton	5	(d)	—	—	132.4
Bermejal	4	(d)	—	—	(70.0)

			$(204.9)	$(1,549.2)	$62.4

Non-cash financing and investing activities
Disposition of interest in La Coipa as partial consideration for acquisition of full ownership interest in Porcupine and Musselwhite	4	(a)	$100.0	$—	$—
Donation of marketable securities			6.4	—	—
Shares issued on acquisition of Glamis	5	(a)	—	8,129.0	—
Shares issued in exchange for Glamis SAR’s	5	(a)	—	11.4	—
Stock options issued in exchange for those of Glamis	5	(a)	—	82.1	—
New Warrants issued on the early exercise of Existing Warrants	19	(a)	—	38.9	—
Shares and warrants issued on acquisition of Virginia	5	(c)	—	401.9	—
Silver Wheaton promissory note issued to Glencore	11	(c)	—	40.0	—
Shares and warrants issued on acquisition of Wheaton	5	(d)	—	—	1,887.4
Warrants issued in exchange for those of Wheaton	5	(d)	—	—	290.8
Stock options issued in exchange for those of Wheaton	5	(d)	—	—	30.8

Operating activities included the following cash payments
Income and mining taxes paid			$286.4	$225.5	$89.9
Interest paid			54.4	35.1	—

Cash and cash equivalents is comprised of:
Cash			$116.9	$149.4	$17.7
Short-term money market investments			393.9	376.9	544.5

			$510.8	$526.3	$562.2

GOLDCORP     |     77

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
21. JOINT VENTURE INTERESTS
The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2006, the Company had interests in five joint venture projects (note 2(a)). On December 21, 2007, the Company sold its interest in the La Coipa joint venture and acquired a full ownership interest in the Porcupine and Musselwhite mines (note 4(a)), which reduced its interests in the number of joint ventures to two, Marigold and Alumbrera, as at December 31, 2007.
The following condensed statements of operations, cash flows and balance sheets detail Goldcorp’s share of its investments in joint ventures that have been proportionately consolidated:

	2007(1)(2)	2006(2)	2005

Proportionate Statements of Joint Venture Operations
Revenues	$866.3	$743.2	$299.2
Operating expenses	(474.3)	(271.8)	(100.3)
Depreciation and depletion	(128.6)	(108.8)	(59.0)
Exploration expense	(4.1)	(3.8)	—
Other income (expense)	9.0	—	(3.7)
Income taxes	(69.6)	(109.8)	(43.5)

Net income	$198.7	$249.0	$92.7

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$193.6	$344.9	$133.4
Investing activities	(85.5)	(42.5)	(7.4)
Financing activities	(295.4)	(112.5)	(99.4)

(Decrease) increase in cash and cash equivalents during the year	$(187.3)	$189.9	$26.6

Proportionate Joint Venture Balance Sheets
Current assets	$205.1	$338.3
Mining interests	821.9	1,681.4
Other assets	50.7	60.8

	$1,077.7	$2,080.5

Current liabilities	$87.4	$446.8
Future income and mining taxes	211.5	402.1
Reclamation & closure cost obligation	29.6	67.6
Goldcorp’s investment carrying value	749.2	1,164.0

	$1077.7	$2,080.5

(1)	Includes the Company’s proportionate share of Porcupine and Musselwhite’s earnings from operations and cash flows to December 21, 2007.

(2)	Excludes La Coipa, which has been reclassified as discontinued operations (note 6).
78     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
22. SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

	2007
Red Lake (1)	$503.4	$89.2	$213.1	$101.2	$1,617.4
Porcupine (1)	111.4	28.7	4.3	29.5	555.4
Musselwhite (1)	107.4	18.6	10.8	26.0	351.5
Éléonore (1)	—	—	—	42.6	749.6
Marigold (2)	68.8	9.0	1.2	10.5	232.6
Luismin	135.3	38.7	12.3	145.9	1,678.5
El Sauzal (2)	217.8	102.2	73.6	3.9	373.9
Peñasquito (2)	—	—	—	403.0	10,060.8
Alumbrera	598.3	76.6	238.7	12.8	835.9
Amapari (note 4(b))	18.3	0.4	2.8	1.1	—
Wharf	42.7	4.5	14.2	6.0	40.4
Marlin (2)	203.7	56.4	72.8	26.7	852.5
San Martin (2)	32.0	5.3	4.6	—	18.0
Peak (note 4(b))	18.9	0.1	7.7	9.2	—
Pueblo Viejo	—	—	—	34.8	133.7
Cerro Blanco	—	—	—	1.0	32.2
Silver Wheaton	175.4	29.4	84.8	—	776.8
Terrane	—	—	(7.4)	15.0	192.1
Other (4)	(26.6)	6.0	(121.2)	2.2	450.9

Total	$2,206.8	$465.1	$612.3	$871.4	$18,952.2

	2006
Red Lake (1)	$360.8	$47.3	$186.1	$100.3	$1,591.3
Porcupine (1,5)	72.9	12.6	16.9	14.5	272.3
Musselwhite (1,5)	62.6	11.6	3.7	6.8	229.0
Éléonore (1)	—	—	—	19.4	711.9
Marigold (2)	19.2	3.3	6.3	3.9	551.0
Luismin	159.6	50.6	37.8	227.3	1,635.5
El Sauzal (2)	45.1	25.7	14.3	0.6	1,100.4
Peñasquito (2)	—	—	—	16.6	7,870.9
Alumbrera	593.1	82.7	334.2	17.4	1,016.8
Amapari	51.7	15.4	(189.6)	13.1	128.5
Wharf	40.6	3.8	12.3	2.0	41.3
Marlin (2)	32.3	6.6	16.0	4.4	1,283.6
San Martin (2)	8.3	0.7	2.1	0.1	14.9
Peak	79.7	18.7	21.4	25.4	201.6
Pueblo Viejo	—	—	—	8.6	98.9
Silver Wheaton	158.5	24.1	75.7	—	740.5
Terrane	—	—	(3.1)	9.2	167.9
Other (4)	(35.0)	1.2	(87.4)	2.6	159.3

Total	$1,649.4	$304.3	$446.7	$472.2	$17,815.6

GOLDCORP     |     79

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

	2005
Red Lake	$362.0	$36.7	$242.9	$57.9	$297.8
Wharf	37.1	7.6	3.9	3.3	41.9
Luismin (3)	90.7	16.2	19.7	124.8	1,447.0
Alumbrera (3)	299.2	59.0	134.4	6.6	931.3
Amapari (3)	—	—	—	64.1	288.3
Silver Wheaton (3)	65.7	9.5	19.5	0.2	478.9
Peak (3)	58.8	8.6	17.0	20.2	146.3
Other (4)	(17.1)	(2.3)	(32.2)	0.4	434.5

Total	$896.4	$135.3	$405.2	$277.5	$4,066.0

(1)	Includes results of operations for the period subsequent to May 11, 2006, the date of acquisition of certain Placer Dome assets (note 5(b)).

(2)	Includes results of operations for the period from November 4, 2006, the date of acquisition, onward of Glamis (note 5(a)).

(3)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (note 5(d)).

(4)	Includes cost of sales from silver sales in Luismin and Corporate activities.

(5)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(a)), and, as a result, the figures above reflect Goldcorp’s 100% ownership subsequent to December 21, 2007.

(6)	In April 2007, the Company sold its Amapari and Peak mines to Peak Gold (note 4(b)).
23. COMMITMENTS AND CONTINGENCIES
(a)	Commitments exist for capital expenditures of approximately $530.8 million, of which $420.6 million relates to Peñasquito. The Company rents premises and leases equipment under operating leases that expire over the next five years. The operating lease expense in 2007 was $2.4 million (2006 — $6.2 million; 2005 — $7.6 million). The following is a schedule of future minimum rental and lease payments required:

2008	$8.6
2009	5.6
2010	2.6
2011	1.3
2012	1.4

19.5
Thereafter	—

Total future minimum payments required	$19.5

(b)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
24. RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.
80     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
25. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
A reconciliation of earnings determined in accordance with Canadian GAAP to earnings (loss) determined under US GAAP is as follows:
Consolidated Statement of Earnings and
Comprehensive Income

	2007
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$2,206.8	$(598.3)	$30.8	(c)	$1,639.3

Operating expenses, exclusive of depreciation and depletion	953.8	(283.0)	24.3	(c)	695.1
Depreciation and depletion	465.1	(76.6)	6.2	(c)	394.7
Corporate administration	132.9	—	10.0	(j)	142.9
Exploration	42.7	—	79.0	(b)	121.7

Earnings from operations	612.3	(238.7)	(88.7)		284.9

Other income (expense)
Interest and other income	20.5	(4.4)	—		16.1
Interest expense and finance fees	(44.7)	4.5	—		(40.2)
Loss on foreign exchange	(49.4)	0.5	—		(48.9)
Non-hedge derivative loss	(23.5)	—	—		(23.5)
Gain on securities, net	5.5	—	1.9		7.4
Gain on sale of mining interests	51.0	—	—		51.0
Dilution gains	10.0	—	—		10.0
Mark-to-market losses on Cdn $ share purchase warrants	—	—	(178.0	)(l)	(178.0)

Earnings from continuing operations before taxes, non-controlling interests and share of earnings of equity investees	581.7	(238.1)	(264.8)		78.8

Income and mining taxes	(160.3)	71.7	26.0	(i)(b)(d)	(62.6)
Non-controlling interests	(46.1)	—	110.8	(l)	64.7
Gain on sale of equity investment	—	46.4	—		46.4
Share of earnings of equity investees	0.1	204.7	(9.0	)(k)	195.8

Net earnings from continuing operations	375.4	84.7	(137.0)		323.1

Net earnings from discontinued operations	84.7	(84.7)	—		—

Net earnings	$460.1	—	$(137.0)		$323.1

Other comprehensive income (loss) (h)
Gain on available-for-sale securities, net of tax recovery of $7.8 million	36.4	—	—		36.4
Transfer of securities held as available-for-sale to held-for-trading	—	—	(1.9)		(1.9)
Reclassification adjustment for gains and losses included in net earnings, net of tax of $1.2 million	(21.1)	—	—		(21.1)
Defined benefit pension plans	—	—	(0.4	)(n)	(0.4)
Non-controlling interests	(1.3)	—	1.0		(0.3)

Comprehensive income	$474.1	—	$(138.3)		$335.8

Earnings per share — Basic and diluted	$0.65				$0.46
GOLDCORP     |     81

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Consolidated Statement of Earnings (Loss)
and Comprehensive Income (Loss)

	2006
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$1,649.4	$(593.1)	$—		$1,056.3

Operating expenses, exclusive of depreciation and depletion	613.1	(176.1)	—		437.0
Depreciation and depletion	304.3	(82.5)	—		221.8
Corporate administration	83.0	—	8.0	(j)	91.0
Exploration	27.6	—	24.9	(b)	52.5
Write-down of mineral interests	174.7	—	—		174.7

Earnings from operations	446.7	(334.5)	(32.9)		79.3

Other income (expense)
Interest and other income	17.9	(1.1)	—		16.8
Interest expense and finance fees	(44.8)	0.6	—		(44.2)
Gain on foreign exchange	5.3	0.4	—		5.7
Non-hedge derivative loss	(4.1)	—	—		(4.1)
(Loss) gain on securities, net	(5.0)	—	9.8	(d)	4.8
Gain on sale of shares in subsidiary	109.8	—	—		109.8
Dilution gains	63.8	—	—		63.8
Mark-to-market losses on Cdn $ share purchase warrants	—	—	(610.4	)(l)	(610.4)

Earnings (loss) from continuing operations before taxes, non-controlling interests and share of earnings of equity investees	589.6	(334.6)	(633.5)		(378.5)

Income and mining taxes	(153.2)	102.9	14.1	(i)(b)(d)	(36.2)
Non-controlling interests	(35.8)	—	68.8	(l)	33.0
Share of earnings of equity investees	—	239.4	(4.3	)(k)	235.1

Net earnings (loss) from continuing operations before cumulative effect of change in accounting policy	400.6	7.7	(554.9)		(146.6)

Net earnings from discontinued operations	7.7	(7.7)	—		—

Net earnings (loss) before cumulative effect of change in accounting policy	408.3	—	(554.9)		(146.6)

Cumulative effect of change in accounting policy	—	—	(14.9	)(j)	(14.9)

Net earnings (loss)	$408.3	$—	$(569.8)		$(161.5)

Other comprehensive income (h)	—
Unrealized gain on securities, net of reclassification adjustment	—	—	41.1	(d)	41.1

Comprehensive income (loss)	$408.3	$—	$(528.7	)(h)	$(120.4)

Earnings (loss) per share
Before the cumulative effect of changes in accounting policy	$0.94				$(0.34)
Basic	0.94				(0.37)
Diluted	0.93				(0.37)
82     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Consolidated Statement of Earnings (Loss)
and Comprehensive Income (Loss)

	2005
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$896.4	$(299.2)	$—		$597.2

Operating expenses, exclusive of depreciation and depletion	304.0	(100.3)	—		203.7
Depreciation and depletion	135.3	(59.0)	—		76.3
Corporate administration	43.9	—	—		43.9
Exploration	8.0	—	—		8.0

Earnings from operations	405.2	(139.9)	—		265.3

Other income (expense)
Interest and other income	5.6	3.7	—		9.3
Interest expense and finance fees	0.1	—	—		0.1
Gain on foreign exchange	0.5	—	—		0.5
Gain on securities, net	10.2	—	—		10.2
Dilution gain	18.7	—	—		18.7
Mark-to-market losses on Cdn $ share purchase warrants	—	—	(435.5	)(l)	(435.5)

Earnings before taxes, non-controlling interests and share of earnings of equity investee	440.3	(136.2)	(435.5)		(131.4)

Income and mining taxes	(142.4)	43.5	(2.3	)(i)	(101.2)
Non-controlling interests	(12.2)	—	17.2	(l)	5.0
Share of earnings of equity investee	—	92.7	—		92.7

Net earnings (loss)	$285.7	$—	$(420.6)		$(134.9)

Other comprehensive income (loss) (h)
Unrealized losses on securities, net of reclassification adjustment	—	—	(2.7	)(d)	(2.7)
Cumulative translation adjustment	—	—	(5.8	)(g)	(5.8)

Comprehensive income (loss)	$285.7	$—	$(429.1	)(h)	$(143.4)

Earnings (loss) per share
Basic	$0.91				$(0.43)
Diluted	0.83				(0.43)
GOLDCORP     |     83

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of the Company’s balance sheet determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2007
		Equity
	Canadian	adjustments	Other		US
	GAAP	(a)	adjustments		GAAP

Current assets	$951.8	$(173.9)	$25.9	(c)(d)	$803.8
Mining interests	16,452.8	(619.8)	(129.5	)(b)(c)	15,703.5
Goodwill	815.6	—	21.5	(l)	837.1
Equity adjustments for incorporated joint venture interests	—	517.0	(24.4	)(k)	492.6
Other non-current assets	732.0	(50.7)	—	(c)(d)	681.3

	$18,952.2	$(327.4)	$(106.5)		$18,518.3

Current liabilities	$321.4	$(140.4)	$—		$181.0
Derivative liability	—	—	649.2	(j) (l)	649.2
Future income taxes	3,858.3	(167.5)	(35.3	)(b)(d)	3,655.5
Long-term debt	1,036.3	—	—		1,036.3
Other non-current liabilities	308.0	(19.5)	1.7	(n)	290.2

	5,524.0	(327.4)	615.6		5,812.2
Non-controlling interests	449.6	—	(227.0	)(d) (l)	222.6
Shareholders’ equity	12,978.6	—	(495.1)		12,483.5

	$18,952.2	$(327.4)	$(106.5)		$18,518.3

	2006
		Equity
	Canadian	adjustments	Other		US
	GAAP	(a)	adjustments		GAAP

Current assets	$883.4	$(342.1)	$12.1	(d)	$553.4
Mining interests	15,022.3	(660.4)	(24.9	)(b)	14,337.0
Goodwill	1,340.2	—	21.5	(l)	1,361.7
Equity adjustment for incorporated joint venture interests	—	808.4	(15.4	)(k)	793.0
Other non-current assets	720.0	(156.0)	70.5	(d)	634.5

	$17,965.9	$(350.1)	$63.8		$17,679.6

Current liabilities	$465.6	$(116.3)	$—		$349.3
Derivative liability	6.1	—	495.8	(j) (l)	501.9
Future income taxes	3,576.5	(176.0)	2.4	(b)(d)	3,402.9
Long-term debt	790.0	—	—		790.0
Other non-current liabilities	298.2	(57.8)	—		240.4

	5,136.4	(350.1)	498.2		5,284.5
Non-controlling interests	354.5	—	(96.8	)(d)(l)	257.7
Shareholders’ equity	12,475.0	—	(337.6)		12,137.4

	$17,965.9	$(350.1)	$63.8		$17,679.6

84     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of shareholders’ equity determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2007	2006	2005

Shareholders’ equity
In accordance with Canadian GAAP	$12,978.6	$12,475.0	$2,973.8
US GAAP adjustments detailed below	(495.1)	(337.6)	(722.4)

In accordance with US GAAP	$12,483.5	$12,137.4	$2,251.4

Common shares and share purchase warrants
In accordance with Canadian GAAP	$11,814.8	$11,705.6	$2,609.3
Renunciation of tax deductions on flow-through shares(f)	1.3	1.3	1.3
Reclassification of Cdn $ share purchase warrants (l)	719.6	719.6	(283.0)
Reclassification of stock options(j)	56.9	18.6	—

In accordance with US GAAP	$12,592.6	$12,445.1	$2,327.6

Accumulated other comprehensive income (h)
Cumulative translation adjustment:
In accordance with Canadian GAAP	$101.9	$101.9	$101.9
Realization of cumulative translation adjustment (g)	3.4	3.4	3.4

In accordance with US GAAP	105.3	105.3	105.3

Unrealized gains on available-for-sale securities:
In accordance with Canadian GAAP	73.4	—	—
Unrealized holding gains arising, net of taxes of $8.5 million (2005 — $3.0 million) (d)	—	40.9	12.0
Cumulative reclassification adjustments for realized losses (gains) recorded in earnings, net of taxes of $0.9 million (2005 — $2.0 million) (d)	—	4.1	(8.1)
Transfer of securities held as available-for-sale to held-for-trading	(1.9)	—	—

In accordance with US GAAP	71.5	45.0	3.9

Defined benefit pension liability in accordance with US GAAP (n)	(1.2)	—	—

Non-controlling interests in accordance with Canadian GAAP	(17.2)	—	—
Non-controlling interests on transfer of securities held as available-for-sale to held-for-trading	1.0	—	—

	(16.2)	—	—

Total accumulated other comprehensive income	$159.4	$150.3	$109.2

Stock options and additional paid in capital
In accordance with Canadian GAAP	$115.6	$120.2	$44.5
Elimination of deficit with offsetting reduction to contributed surplus (e)	14.3	14.3	14.3
Reclassification of stock options (j)	(100.3)	(96.6)	—

In accordance with US GAAP	$29.6	$37.9	$58.8

Retained earnings (Accumulated deficit)
In accordance with Canadian GAAP	$890.1	$547.3	$218.1
Realization of cumulative translation adjustment (g)	(3.4)	(3.4)	(3.4)
Changes to contributed surplus (e)	(14.3)	(14.3)	(14.3)
Renunciation of tax deductions on flow-through shares (f)	(1.3)	(1.3)	(1.3)
Elimination of effect of use of substantively enacted rates on future income taxes (i)	—	—	(7.1)
Mark-to-market loss on share purchase warrants (l)	(1,044.0)	(977.8)	(436.2)
Additional stock compensation expense(j)	(18.0)	(8.0)	—
Transfer of securities held as available-for-sale to held-for-trading	0.9	—	—
Unrealized holding gains on securities(d)	—	8.0	—
Cumulative effect of change in accounting policy(j)	(14.9)	(14.9)	—
Elimination of development costs (b)	(69.1)	(16.1)	—
Elimination of capitalized deferred stripping (k)	(24.4)	(15.4)	—
Commercial production adjustment (c)	0.3	—	—

In accordance with US GAAP	$(298.1)	$(495.9)	$(244.2)

GOLDCORP     |     85

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of cash flow determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2007	2006	2005

Operating activities
Operating activities of continuing operations under Canadian GAAP	$650.7	$763.7	$465.8
Development costs capitalized under Canadian GAAP(b)	(79.0)	(24.9)	—
Commercial production adjustment under US GAAP(c)	(19.4)	—	—
Incorporated joint venture equity adjustment(a) (k)	(46.0)	(304.0)	(18.3)

Operating activities under US GAAP	506.3	434.8	447.5

Investing activities
Investing activities of continuing operations under Canadian GAAP	(857.6)	(2,274.6)	(220.9)
Development costs capitalized under Canadian GAAP(b)	79.0	24.9	—
Commercial production adjustment under US GAAP(c)	19.4	—	—
Incorporated joint venture equity adjustment (a) (k)	13.3	7.0	6.7

Investing activities under US GAAP	(745.9)	(2,242.7)	(214.2)

Financing activities
Financing activities under Canadian GAAP	122.4	1,478.4	(21.5)
Incorporated joint venture equity adjustment (a)	295.4	112.5	(46.9)

Financing activities under US GAAP	417.8	1,590.9	(68.4)

Effect of exchange rate changes on cash and cash equivalents	1.0	0.2	5.3
Increase (decrease) in cash and cash equivalents under US GAAP	179.2	(216.8)	170.2
Cash and cash equivalents, beginning of year under US GAAP	286.8	503.6	333.4

Cash and cash equivalents, end of year under US GAAP	$466.0	$286.8	$503.6

Differences between Canadian and US GAAP as they affect the Company’s financial statements are as follows:
(a)	Joint venture interests

Under Canadian GAAP, the Company proportionately consolidates its interest in the incorporated joint venture of Alumbrera. The Company’s interest in the La Coipa incorporated joint venture was proportionately consolidated in 2006 but has been reclassified as a discontinued operation in the current period as a result of its sale on December 21, 2007 (Note 4(a)). Under US GAAP, the Company is required to equity account for these investments and records its proportionate share of their net earnings in earnings of equity investees. Goldcorp’s share of earnings from Alumbrera amounted to $166.4 million in 2007 (2006 — $231.7 million; 2005 — $92.7 million). Goldcorp’s share of earnings from La Coipa amounted to $38.3 million in 2007 (2006 — $7.7 million).

In addition, under Canadian GAAP, the Company proportionately consolidates its interests in the unincorporated joint ventures of Marigold, and proportionately consolidated its interests in the Porcupine and Musselwhite unincorporated joint ventures up to December 21, 2007 when a full ownership interest was acquired (Note 4(a)). US GAAP allows interests in unincorporated joint ventures in the natural resource industry to be accounted for by proportionate consolidation.

(b)	Development expenditures applicable to mining properties

Under Canadian GAAP, exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property. Under US GAAP, exploration costs incurred until the completion of a final feasibility study on the property are charged to operations. Under US GAAP, $79.0 million of such expenditures would be recorded in operations during the period they were incurred, which resulted in a $53.0 million (net of tax of $26.0 million) charge to income during the year ended December 31, 2007 (2006 — $16.1 million, net of tax of $8.9 million, 2005 — nil) principally arising from mining expenditures incurred on the Éléonore, Hollinger, Pueblo Viejo, Cerro Blanco and Mt Milligan development projects.
86     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The Company incurred $64.2 million of drilling and related costs during 2007 (2006 — $31.2 million; 2005 — $50.9 million) to convert mineral resources to reserves or to provide greater definition of existing reserves at properties that are either in the production or development stage that were capitalized. The Company acknowledges that there is diversity in interpretation and application of accounting practice within the mining industry with respect to the accounting treatment of such costs, in that some companies expense as incurred, the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine.

(c)	Commencement of production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (note 2 (h)). Under US GAAP, the Company determines commencement of production whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. The production phase does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the year ended December 31, 2007, there were two Canadian/US GAAP differences with respect to the determination of production as follows:
(i)	Los Filos project
According to Canadian GAAP, the mine commenced commercial production on January 1, 2008, while for US GAAP purposes, production commenced and associated production costs were expensed beginning on March 1, 2007. The impact of this difference was to increase 2007 net earnings in accordance with US GAAP by $1.7 million and the balance sheet impact was to increase inventories by $26.0 million, decrease mining interests by $23.5 million, decrease income and mining taxes receivable by $0.7 million and increase reclamation and closure cost obligations by $0.1 million as of December 31, 2007.
(ii)	Red Lake underground expansion project
An expansion of the underground mine at Red Lake commenced in 2006. The #3 shaft production hoist and service cage was commissioned during the third quarter of 2007 and waste skipping and personnel movement commenced. However, due to a change in the project scope and the fact that the ventilation system is not yet functional, the shaft was not considered to be in commercial production for purposes of Canadian GAAP. Under US GAAP, once an asset is in operation it is considered to be in use and should be depreciated. The impact of this difference was to increase depreciation expense in accordance with US GAAP by $2.1 million, decrease net earnings by $1.4 million, decrease mining interests by $2.1 million and increase income and mining taxes receivable by $0.7 million as of December 31, 2007.

(d)	Investments in securities

Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (Note 3), a US and Canadian GAAP difference existed in the accounting for investments in securities, which, under US GAAP (SFAS 115), would have been classified as available-for-sale and trading securities and carried at fair value. The unrealized holding gains on available-for-sale securities were not recognized under Canadian accounting principles, but were recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The unrealized gains on trading securities were also not recognized under Canadian accounting principles, but were recognized under United States accounting principles in net earnings. At December 31, 2006, for US GAAP purposes, the Company’s marketable securities increased by $12.1 million and long-term investments increased by $70.5 million as a result of valuing them at fair value, with an increase in future income tax liabilities of $11.2 million. The amounts recorded in comprehensive income in 2006 were net of tax expense of $8.4 million (2005 — tax recovery of $0.6 million). The amounts recorded in net earnings in 2006 amounted to $8.0 million (net of tax of $1.8 million). The 2006 unrealized holding gain includes $18.4 million related to Silver Wheaton’s non-controlling interests.
GOLDCORP     |     87

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(e)	Contributed surplus

Prior to 2004, under Canadian GAAP the Company used $70.6 million of contributed surplus to eliminate a deficit which is not allowed for under US GAAP. Also prior to 2004, for US GAAP purposes the Company reduced contributed surplus by $56.3 million resulting from the amalgamation with another company.

(f)	Flow through shares

Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is allocated between the offering of shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow through shares rather than as a cost of issuing equity as required by Canadian GAAP.

(g)	Cumulative translation adjustment

The change in cumulative translation adjustment is recorded in the calculation of comprehensive income for both Canadian and US GAAP. The Company changed its functional currency to the United States dollar on April 1, 2005. There was no change in the cumulative translation adjustment in 2007 (2006 — nil; 2005 — $5.8 million).

Under US GAAP, a proportionate amount of the cumulative translation adjustment account ($3.4 million) is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(h)	Comprehensive income

Under US GAAP, SFAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on available for sale securities. A US and Canadian GAAP difference existed prior to the adoption of the new Canadian accounting standard for Comprehensive Income on January 1, 2007 (Note 3).

(i)	Mining taxes

Certain changes to income tax legislation affecting mining companies became law in 2003. However, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which was considered to be substantively enacted for Canadian GAAP purposes) did not receive the required approval to be considered enacted for US GAAP purposes until October 4, 2006. Consequently for US GAAP purposes the 2004 and 2005 results were adjusted to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes. As these legislative changes were enacted for US GAAP purposes in 2006, the cumulative adjustment of $7.1 million with respect to these income tax benefits was taken into net earnings in 2006.

(j)	Stock options

The Company has a stock-based employee compensation plan (Note 19(b)). Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2003. On January 1, 2006, the Company adopted SFAS 123R, “Accounting for Stock-Based Compensation” on a modified prospective basis, and, as a result, prior periods were not restated. The application of FAS 123R to Restricted Share Units did not result in any significant change in the method of accounting for these units.

Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts have been expensed over the applicable vesting period, with the exception noted below.
88     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and fair valued each period. The cumulative effect of this change in accounting policy adjustment was recorded as at January 1, 2006, and resulted in a $14.9 million decrease to opening retained earnings, a total increase to derivative liabilities of $23.4 million and a decrease to share capital of $8.5 million. For the year ended December 31, 2007, the net effect to US GAAP net earnings of reflecting the mark-to-market impacts related to fair valuation of these stock options, is to reduce net earnings in 2007 by an additional amount of $10.0 million (2006 — $8.0 million) arising from the recognition of a mark-to-market loss on these stock options. On November 4, 2006, the Company re-issued options to certain Glamis employees as part of the acquisition which resulted in the liability relating to stock options increasing by $69.6 million. The liability as at December 31, 2007 relating to stock options issued to employees of the foreign operations totaled $76.3 million (2006 — $100.9 million). Stock options and additional paid in capital was reduced by $3.7 million in 2007 related to the reversal of stock option expense recognized on options issued to foreign operations under Canadian GAAP and by $96.6 million in 2006 relating to the reclassification of $69.5 million to liabilities for new options issued to foreign operations, the reclassification of $18.6 million to common shares on the exercise of options and the cumulative impact of the change in accounting policy of $8.5 million.

The total intrinsic value of stock options outstanding at December 31, 2007, exclusive of options issued to employees of foreign operations, was $111.1 million and the intrinsic value of options exercisable was $71.5 million. The total intrinsic value of stock options exercised in 2007 was $40.0 million. 3.3 million options vested in 2007.

As of December 31, 2007 there was $13.6 million of total unrecognized compensation cost related to unvested stock options. This cost will be recognized through December 2009. The following summarizes the changes in the Company’s non-vested stock options during 2007:

	Number of	Weighted
	Stock Options	Average Grant
	Granted	Date Fair Value
	(000’s)	(US$/option)

Unvested stock options at January 1, 2007	4,308	$6.05
Granted	3,939	5.77
Vested	(3,251)	5.46
Forfeited	(359)	5.63

Unvested stock options at December 31, 2007	4,637	$6.26

(k)	Deferred stripping costs

On January 1, 2006, the Company adopted EITF 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, which differs from the Canadian guidance in EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under US GAAP capitalized deferred stripping is not permissible, therefore any additions to the deferred strip balance capitalized under Canadian GAAP is charged to cost of sales for US GAAP as gold is produced and sold. The Company adjusted for this difference prospectively, with the cumulative effect of the change in accounting policy being recorded to the opening balance of retained earnings as at January 1, 2006. The opening retained earnings adjustment, which impacted Alumbrera only, was $11.1 million (net of a future income tax liability of $4.8 million). For the year ended December 31, 2007, the net effect of expensing the stripping costs for US GAAP is $9.0 million (2006 — $4.3 million), net of a future income tax liability recovery of $3.8 million (2006 — $1.8 million).
GOLDCORP     |     89

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(l)	Share purchase warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity in the Company’s financial statements. In 2006, an interpretation of US GAAP, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, required that share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability and fair valued. The net effect to US GAAP net earnings of reflecting the mark-to-market impacts related to fair valuation of these series of warrants was to reduce net earnings in 2007 by $66.2 million, net of non-controlling interests of $111.8 million, arising from the recognition of a mark-to-market loss on the share purchase warrants (2006 by — $541.6 million mark-to-market loss, net of non-controlling interests of $68.8 million; 2005 — mark-to-market loss of $418.3 million net of non-controlling interests of $17.2 million). A derivative liability at December 31, 2007 of $572.9 million (2006 — $394.9 million) has been recorded for these warrants. The non-controlling interest share of the warrant derivative liability is $227.0 million (2006 - $115.2 million). The $719.6 million reclassification of warrants from derivative liabilities to common shares and share purchase warrants in 2006 relates to the early exercise of the five existing series of warrants at the time of announcement in March 2006.

In addition, in 2006 the Company restated its Goodwill arising from the purchase of Wheaton River in 2005 in the amount of $21.5 million due to the impact of this interpretation on the net asset value of Silver Wheaton, a subsidiary acquired as part of that purchase.

(m)	Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Glamis (including the full ownership interest in Porcupine and Musselwhite acquired on December 21, 2007), certain Placer Dome assets, Virginia and Wheaton at the beginning of 2005.

	2007	2006	2005

Revenues	$1,796.9	$1,578.2	$1,181.4
Net earnings (loss)	323.2	(204.2)	(210.0)
Pro forma basic and diluted earnings (loss) per share	0.46	0.29	0.30 / 0.29
The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values upon acquisition of mine assets. The pro forma basic and diluted loss per share have been calculated assuming the common shares issued in connection with the acquisition of Glamis, Virginia and Wheaton were issued at the beginning of each year presented. This information may not necessarily be indicative of the future combined results of operations of the Company.

(n)	Defined benefit pension plans

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Plans and Other Post Retirement Benefits”, which was effective for the Company’s December 31, 2006 consolidated financial statements. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit plan, other than a multi-employer plan, as an asset or liability, with changes in the funded status recognized through comprehensive income. An additional requirement, to measure the funded status of a plan as of the year-end date, is effective for years ending after December 15, 2008.

The Company adopted SFAS 158 as at the end of 2006. The adoption of SFAS 158 did not have a material impact on the Company’s Consolidated Financial Statements.
90     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
(o)	United States accounting pronouncements adopted effective January 1, 2007
(i)	Accounting for Uncertainty in Income Taxes
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption did not result in any adjustment to opening retained earnings for purposes of US GAAP.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$134.0
Additions based on tax positions related to the current year	20.5
Additions for tax positions of prior years	17.3
Reductions for tax positions of prior years	(57.9)

Balance at December 31, 2007	$113.9

As at December 31, 2007, the Company had $113.9 million of unrecognized tax benefits. If recognized, $113.9 million of these amounts would be recorded as a benefit to income taxes on the Consolidated Statement of Earnings and, therefore, would impact the reported effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, the Company recognized $5.5 million of interest and penalties (2006 — $1.5 million; 2005 — $0.7 million). The Company had $8.4 million for the payment of interest and penalties accrued at December 31, 2007 (2006 — $2.9 million).

The Company is subject to taxes in Canada, the United States, Mexico, and various offshore countries. The tax years which remain subject to examination as of December 31, 2007 are as follows:

Canada	2000 to 2007
United States	2000 to 2007
Mexico	2002 to 2007
Honduras	2002 to 2007
(ii)	Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB statement 133 and 140 (“SFAS 155”). This Statement simplifies accounting for certain hybrid financial statements by permitting fair value remeasurements for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, and eliminates the restriction on the passive derivative instruments that a qualifying special — purpose entity (“SPE”) may hold, with any changes in fair value recognized to earnings. SFAS 155 is effective for all financial instruments acquired or issued in the first fiscal year beginning after Sept. 15, 2006. The adoption of SFAS 155 did not have a material impact on the Company’s Consolidated Financial Statements.
GOLDCORP     |     91

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(iii)	Accounting for Planned Major Maintenance Activities
In September 2006, the FASB issued FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements, for fiscal years beginning after December 15, 2006. The implementation of FSP AUG AIR-1 did not have a material impact on the Company’s Consolidated Financial Statements.

(p)	United States accounting pronouncements effective on or after January 1, 2008

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), effective for fiscal periods beginning after November 15, 2007. SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS 157 is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

The Company is currently evaluating the impact of the adoption of the above noted standards on its Consolidated Financial Statements.
26. SUBSEQUENT EVENT
On January 31, 2008, Goldcorp announced that it had entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase from a wholly owned subsidiary of Goldcorp, on a bought deal basis, 108 million common shares of Silver Wheaton, at a price of $14.50 per common share, for aggregate gross proceeds to Goldcorp of C$1,566.0 million (the “Offering”). The Offering, which closed on February 14, 2008, represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton. It is expected that a minimal gain for accounting purposes will be recorded on this transaction due to the recognition of the cost of delivering silver to Silver Wheaton under the Peñasquito and Luismin silver contracts.
The carrying amounts of Silver Wheaton’s major classes of assets and liabilities included in the Consolidated Balance Sheet at December 31, 2007 were as follows:

Current assets	$11.7
Silver interests	385.3
Other long-term assets	121.8

$518.8

Current liabilities	$34.8
Long-term debt	391.3

$426.1

92     |     GOLDCORP

HEAD OFFICE		STOCK EXCHANGE LISTING
Park Place		Toronto Stock Exchange: G
Suite 3400 — 666 Burrard Street Vancouver, BC V6C 2X8		New York Stock Exchange: GG
Canada		TRANSFER AGENT
Telephone:	(604) 696-3000	CIBC Mellon Trust Company
Fax:	(604) 696-3001	Suite 1600
Website: goldcorp.com		1066 West Hastings Street
Vancouver, BC V6E 3X1
TORONTO OFFICE		Canada
Suite 3201 — 130 Adelaide Street West		Toll free in Canada and the US:
Toronto, ON M5H 3P5		(800) 387-0825
Canada		Outside of Canada and the US:
Telephone:	(416) 865-0326	(416) 643-5500
Fax:	(416) 359-9787	Email: inquiries@cibcmellon.com
RENO OFFICE		INVESTOR RELATIONS
Suite 310 — 5190 Neil Road		Jeff Wilhoit
Reno, NV 89502		Vice President, Investor Relations
United States		Toll free: (800) 567-6223
Telephone:	(775) 827-4600	Email: info@goldcorp.com
Fax:	(775) 827-5044
MEXICO OFFICE		AUDITORS
Luismin SA de CV		Deloitte & Touche LLP Vancouver, BC
Arquimedes #130 — 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:	52 (55) 9138-4000
Fax: 52	(55) 5280-7636